ALMADEN MINERALS LTD,

1103 – 750 West Pender Street

Vancouver, B.C.  V6C 2T8

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF MEMBERS

TAKE NOTICE that the 2007 Annual General and Special Meeting of the members of Almaden Minerals Ltd. (hereinafter called the "Company") will be held at the Boardroom, #950 – 609 Granville Street, Vancouver, B.C. V7Y 1G5 on:

August 3, 2007

at the hour of 10:00 o'clock in the forenoon (Vancouver time) for the following purposes:

1.

to receive the Report of the Directors;

2.

to receive the financial statements of the Company for its fiscal year ended December 31, 2006 and the report of the Auditors thereon;

3.

to appoint Auditors for the ensuing year and to authorize the directors to fix their remuneration;

4.

to determine the number of directors and to elect directors;

5.

to ratify and approve the following resolution amending the Company’s Rolling Stock Option Plan:

“BE IT RESOLVED THAT the provisions of the Company’s Rolling Stock Option Plan (the “Plan”) be amended by adding as section 11.3 the following:

“11.3.

Notwithstanding the generality of the foregoing the power of the Board to amend shall be limited to the following:

(a)

amendments of a “housekeeping” nature;

(b)

a change to the vesting provisions of a security or a Plan;

(c)

a change to the termination provisions of a security or a Plan which does not entail an extension beyond the original expiry date;

(d)

the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve; and

(e)

a change that extends the term of a Stock Option, or reduces the exercise price of a Stock Option, held by Eligible Optionees who are not insiders of the Company and includes the extension of the term of a fixed expiration date (the “Fixed Term”) Stock Option held by such Eligible Optionees to a date not more than 10 business days after the lifting of a black out period self-imposed by the Corporation (such 10 business days herein referred to as the “Black Out Expiration Term”) should the Fixed Term expiration date fall within such a black out period or within the Black Out Expiration Term.”

AND THAT nothing herein shall be construed as authorizing the directors, without requisite shareholder approval, to make amendments to the Plan to effect;

(a)

any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by security holders will not require an additional security holder approval;

(b)

any change to eligible participants which would have the potential of broadening or increasing insider participation;

(c)

the additional of any form of financial assistance;

(d)

any amendment to a financial assistance provision which is more favourable to participants;

(e)

the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve; and

(f)

the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the issuer.

1.

to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular and form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead.  If you are unable to attend the Meeting, or any adjournment thereof, in person, please read the Notes accompanying the form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 29th day of June, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

“Duane Poliquin”

Duane Poliquin, President